Exhibit 99.1

Valens Semiconductor Releases its Environmental, Social and Governance (ESG) 2022 Report

HOD HASHARON, Israel, September 18, 2023 - Valens Semiconductor (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today released its second annual Environmental, Social and Governance (ESG) Report. The 2022 Report details the company’s progress, commitment, and approach as it looks to advancing a sustainable future.

Valens Semiconductor’s mission is to innovate and develop cutting-edge products for the automotive and audio-video markets that can power resilient, high-performance connectivity over simple low-cost infrastructure. In automotive, Valens Semiconductor addresses key issues that can save lives and reduce overall harness weight in cars. Our audio-video chips are critical to corporations and education systems that want to deliver equitable access to all participants regardless of location, weather conditions or other circumstances. They also contribute to healthcare systems and enable command and control centers that improve the safety of public transportation among other benefits.

“We are pleased to share Valens Semiconductor’s second annual ESG report, which provides an update on our ongoing commitment to our key ESG initiatives and the progress we achieved in 2022,” said Gideon Ben Zvi, CEO of Valens Semiconductor. “Our high-performance connectivity chipsets are designed to propel socially and environmentally responsible growth. We are proud to be part of our customers’ ESG-related projects, such as the Mercedes-Benz Battery Electric Vehicles (BEV) initiative, having our chips also being deployed in their EQx Electric Vehicle (EV) models. We also continued to advance towards integrating our chipsets into safety systems for tractor-trailers and passenger cars. Remote and hybrid work and education models require equipping spaces with the proper audio-video distribution solutions to foster equity, increase efficiency, and accommodate a better in-room experience for both small and large groups. At Valens Semiconductor, we work across the value chain to implement our sustainable design principles, improve environmental performance, and raise sustainability awareness.”

Moshe Lichtman, Chairman of Valens Semiconductor Nominating, Governance, and Sustainability Committee, added, “Our 2022 ESG Report demonstrates our continued improvement and highlights our commitment to responsible and transparent corporate governance while continuing to grow our business. We look forward to continuing our dialogue with shareholders, customers and partners on further progress, as we push the boundaries of connectivity to make the world a better place for our employees, customers, suppliers, investors and communities.”

The report can be found at the Valens Semiconductor ESG Report page.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens' chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation video-conferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Margaret Boyce

Financial Profiles, Inc.

US: +1 310-622-8247

Valens@finprofiles.com

SOURCE Valens Semiconductor